

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 4, 2011

<u>Via E-Mail</u>
Mr. Eric L. Kash
Chief Executive Officer and Chief Financial Officer
PSI Corporation
7222 Commerce Center Dr., Suite 210
Colorado Springs, Colorado 80919

    Re: PSI Corporation
           Preliminary Proxy Statement on Schedule 14A
           Filed: July 22, 2011
           File No. 000-20317

Dear Mr. Kash:

        We have limited our review of your filing to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your filing and providing the requested information. Where you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

1. Please revise your filing to provide the information required by Items 7, 8, 9(e), and 21(b) of Schedule 14A.

2. Please revise all references to an "information statement" to reflect your current filing.

        Please contact Angie Kim, Staff Attorney, at (202) 551-3535, Brigitte Lippmann, Staff Attorney, at (202) 551-3713 or me at (202) 551-3720 with any questions.

                Sincerely,

                /s/ Brigitte Lippmann   for

                James Allegretto
                Senior Assistant Chief Accountant

cc: Richard G. Satin
       Ruskin Moscou Faltischek, P.C.